Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (210) 351-3467

Randall L. Stephenson
Chief Executive Officer
AT&T Inc.
175 E. Houston
San Antonio, TX 78205

   Re: AT&T Inc.
     Definitive Schedule 14A
     Filed March 22, 2007
     File No. 1-08610

Dear Mr. Stephenson:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board of Directors, page 3

Compensation of Directors, page 6

1.   Disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

2.   Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Committee, page 30

3.   You disclose on page 30 that the analysis presented to you by your compensation consultant considered "market data from four separate groups of companies," but you identify only the companies that comprised the comparator group. Identify all of the companies in the other three groups that you considered for benchmarking purposes. Also identify the companies in the North American Telecom Index against which you benchmarked the long-term incentive compensation of your chief executive officer. Discuss how the human resources committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Please disclose the actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

Compensation Discussion and Analysis, page 32

Compensation, page 32

4.   On page 32 you state that the human resources committee "sets compensation levels based on the skills, experience and achievements of each executive officer…." On pages 33 and 35 you make similar statements about how the compensation committee makes individually-tailored and "relative value" determinations as they relate to incentive compensation. Please disclose more specifically how the committee's consideration of these individual performance, subjective and other mentioned factors resulted in specific compensation decisions for 2006. See Regulation S-K Item 402(b)(2)(vii).

5.   With respect to Mr. Stephenson's incentive compensation, describe the factors the chief executive officer considered in recommending his compensation, clarify whether Mr. Stephenson needed to achieve quantitative performance targets in order for him to reach a particular level of payment, describe the specific aspects of his individual performance that led the committee to award incentive compensation to him in the amount and manner in which it did, and describe any specific exercises of discretion as it relates to his short-term incentive award. Please include additional disclosure as appropriate for each named executive officer.

Short-Term Incentives, page 33

6.   For each named executive officer, please disclose all targets or performance objectives, both quantitative and qualitative, that the committee considers in determining a named executive officer's compensation. For example, disclose your customer satisfaction and customer churn targets, the "aggressive year-over-year revenue targets" you refer to on page 33 that can lead to increased short-term awards, the threshold, target, and maximum performance levels related to long-term incentive compensation, and the performance objectives tied to the various special grants disclosed on pages 34 and 36. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer's achievement levels for that performance measure.

7.   Clarify the performance targets and payment levels that apply to each named executive officer.

8.   On pages 33 and 45 you state that short-term incentive cash bonuses are "eliminated" if "certain minimum [performance] targets are not met." Please explain in your response letter why your disclosure in the grants of plan-based awards table suggests that you have no minimum thresholds for payment of incentive compensation to named executive officers.

<u>Compensation Tables, page 42</u>

<u>Grants of Plan-Based Awards Table, page 44</u>

9.   In the narrative following the table, and in compensation discussion and analysis, you state that that, for short-term incentive awards, the "total payout based on financial performance was capped at 125% of the target opportunity." Please confirm in your response letter that you have reflected 125% of the target opportunity as the maximum payment in the table for each named executive officer.

<u>Potential Payments upon Termination or Change in Control, page 62</u>

10.   In Compensation Discussion and Analysis, please discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the various employment agreements and change of control arrangements. Discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Discuss how the committee replaced the change-in-control agreements with a new plan, as disclosed on page 39.

11.   We note your statements regarding "other termination payments" besides change-in-control severance payments. Please disclose the different types and amounts of estimated payments and benefits to the named executive officers. To assist shareholders in recognizing the extent of the potential payments, consider presenting the different types and amounts of estimated payments and benefits to the named executive officers in a table or tables and including a column that shows total compensation for each named executive officer.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel